REDCORP

NEWS RELEASE

May 28, 2002

News Release 02-04

$525,000 PRIVATE PLACEMENT

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") announces that, subject to regulatory approval, the Company will carry out a non-brokered private placement (the "Placement") of 2,846,000 units (the "Units") at a price of $0.15 per Unit and 654,000 flow-through common shares in the capital of the Company at a price of $0.15 per flow-through common share. Each Unit will consist of one non flow-through common share and one non-transferrable share purchase warrant (the "Warrants"). Each Warrant will be exercisable for the purchase of one non flow-through common share of the Company at a price of $0.25 for 12 months from the date of closing and a price of $0.35 for the following 6 month period.

The Company may pay a cash finders fee to equal to 10% of the gross proceeds raised from buyers introduced to the Company by other parties.

The proceeds of the Placement will be used to advance the Company's Hawk high-grade gold project in North Central British Columbia and for general working capital purposes.

This press release was prepared by the undersigned on behalf of the Company's Board of Directors, who take responsibility for its content.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Terence Chandler, President

REDCORP VENTURES LTD.

Suite 710, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330